

September 20, 2012

Via Facsimile
Hamish N. J. Brewer
President, Chief Executive Officer and Director
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, Arizona 85260

  Re: JDA Software Group, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed August 6, 2012
    File No. 000-27876

Dear Mr. Brewer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General and Administrative, page 32

1. We note your disclosure that you have incurred $10.7 million in expenses during the six months ended June 30, 2012 related to your restatement. We further note that your Chief Financial Officer indicated, during your conference call on August 6, 2012, that costs associated with your restatement were expected to total $17 million. Please tell us your consideration for including the total expected costs associated with your restatement in

your MD&A discussion.   Refer to Section IV.B of SEC Release 33-8350 for further guidance.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Stockholders' Equity, page 81

2.   We note on page 88 that your adoption of the new other comprehensive income guidance did not have an impact on your consolidated financial statements. We further note that your consolidated statements of stockholders' equity continue to present the components of accumulated other comprehensive gain (loss). Please confirm that in future filings you will present one line item representing the total other comprehensive income for each period in your consolidated statements of stockholders' equity consistent with the guidance in ASC 220-10-45-14.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue recognition, page 85

3.   We note your disclosure on page 9 indicates that you intend to differentiate your cost of support between cloud and non-cloud implementations by offering the "24x7 support" at 20% for your cloud-based customers while offering the same support at 22% for your software customers. We further note that the response to prior comment 8 in your correspondence dated May 15, 2012 indicates that you did not have sufficient evidence to support vendor-specific objective evidence (VSOE) of fair value for your hosting transactions. Please describe your current accounting policy for cloud-based transactions, including the impact of differentiating your support prices and the adoption of ASU 2009-13.

4.   We note your disclosure on page 10 describes your introduction in 2012 of a new solution investment policy related to maintenance support beyond a six year time frame. Please provide a more detailed explanation of this program and describe your accounting policy.

Note 13 – Legal Proceedings

Beaver County Retirement Fund vs JDA Software Group Inc, C.A. No. 7446-ML, page 99

5.   We note your disclosure stating your belief that the ultimate outcome of the lawsuit will not result in a material adverse effect on your financial condition or results of operations. We note similar disclosure regarding other legal proceedings. Please tell us what consideration was given to disclosing whether any outcome would have a material and adverse effect on your financial statements taken as a whole, including the statement of

cash flows. Also, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

Item 9A. Controls and Procedures, page 42

6.   We note your disclosure on page 43 which indicates that you made several organizational changes, including hiring a new Chief Financial Officer, in order to remediate the material weakness identified as of December 31, 2011. However, we further note your disclosure on page 49 that Peter Hathaway has served as your Chief Financial Officer since July 2009. Please tell us how hiring a new Chief Financial Officer in July 2009 was considered remediation of your material weakness. Additionally, please tell us when the other staffing changes were completed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief